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SECU   )MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 8 2003 WASH DC PROCESSING

SEC FILE NUMBER
8 -   49104

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/02   AND ENDING   12/31/02

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FCG Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street, Suite 202

                                      (No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Combias   (973)   635-7301

                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

                          (Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 9 2003

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, _____John Combias_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____FCG Advisors, L.L.C._____ , as of
____December 31_____ ,20 02___ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

ATTORNEY-AT-LAW, STATE OF NEW JERSEY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
  solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account
  pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FCG ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

FCG ADVISORS, L.L.C.

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
FCG Advisors, L.L.C.

We have audited the accompanying statement of financial condition of FCG Advisors, L.L.C. as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FCG Advisors, L.L.C. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 29, 2003

FCG ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$	321,801
Receivable from clearing broker		321,020
Other assets		30,553
Property and equipment, net		8,247
	$	681,621

LIABILITIES AND MEMBERS' EQUITY

Liabilities, accrued expenses	$	241,192
Commitments and contingencies		
Members' equity		440,429
	$	681,621

FCG ADVISORS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

FCG Advisors, L.L.C. (the "Company") is a broker-dealer located in New Jersey. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is primarily comprised of agency commission transactions, riskless principal trading and investment advisory services.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over 5-7 years for furniture and fixtures and 5 years for computer equipment.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Retirement Plan

The Company has a retirement plan ("the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan.

FCG ADVISORS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

3. Property and equipment

Details of equipment at December 31, 2002 are as follows:

Furniture and fixtures	$	38,261
Computer equipment		10,923
		49,184
Less accumulated depreciation		40,937
	$	8,247

4. Commitments and contingencies

The Company is obligated under an office lease expiring in August 2009. In addition to base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.

Future minimum annual rental payments under this lease are approximately as follows:

Year ending December 31,

2003	$	127,000
2004		127,000
2005		127,000
2006		127,000
2007		127,000
Thereafter		215,000
	$	850,000

Rent expense was approximately $135,000 for the year ended December 31, 2002.

5. Net capital requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $404,000 which was approximately $304,000 in excess of its minimum requirement of $100,000.

6. Exemption from Rule15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

FCG ADVISORS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

---

7. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the Company must maintain at least $100,000 of net capital with the clearing broker.

All of the Company's securities transactions and the receivable from the clearing broker at December 31, 2002 are pursuant to this clearance agreement.

The Company maintains its cash balances in various bank and money market accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not incurred any losses in such accounts and believes it is not subject to any significant credit risk.